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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[x] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                   For Period Ended:   December 31, 2001
                                       -----------------

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   NOCOPI TECHNOLOGIES, INC.

Address of Principal       537 Apple Street
Executive Office:          West Conshohocken, PA 19428

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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         [x]  (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

         [ ]    (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         [x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

As reported on Registrant's Form 8-K filed on or about March 26, 2002, Registrant has recently engaged new independent public accountants. The accountants so engaged have not completed their audit of Registrant's financial statements for the year ended December 31, 2001 and so currently are unable to furnish their report thereon.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

                           Thomas F. Hurley, Esq.
                           Hangley Aronchick Segal & Pudlin
                           One Logan Square - 27th Floor
                           Philadelphia, PA 19103
                           Telephone:  (215) 496-7056

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant's net loss for the year ended December 31, 2001 increased to approximately $830,000 from approximately $383,000 in the prior year. The increase in net loss resulted primarily from a decrease in revenues (from approximately $1,231,000 to approximately $772,000) and gross margin (from approximately $621,000 to approximately $406,000) accompanied by an increase in general and administrative expenses (from approximately $433,000 to approximately $690,000). The increase in general and administrative expenses primarily reflected increased professional fees and expenses resulting from ongoing litigation relating to Registrant's former affiliate, Euro-Nocopi, S.A., and the decrease in revenues and gross margin reflected the loss of license fees previously paid by Euro-Nocopi in connection with sales to European users of Registrant's technologies.



NOCOPI TECHNOLOGIES, INC.
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(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2002                        By: /s/ Rudolph A. Lutterschmidt
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                                                Rudolph A. Lutterschmidt,
                                                Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.